

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 6, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re:** **Imperial Garden & Resort, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 23, 2017**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2017 letter.

Summary of Financial Operations, page 5

1. We note your statement that "In May, 2017, the Board of Imperial Garden and Resort, Inc. decided to distribute 89 bonus shares to each ordinary share. As of the date of this prospectus, the Board is reviewing the relating board resolutions to document its decision on the issuance of the bonus shares." Please clarify whether this distribution has already taken place and if so, how it is reflected in your disclosure. Please tell us whether this distribution of "89 bonus shares to each ordinary share" is in fact a stock split of 89 ordinary shares for each share outstanding.

<u>Risk Factors, page 12</u>

<u>We have incurred losses in the past and may incur losses in the future, page 12</u>

2. We note your disclosure in the prospectus summary that your current cash is likely to last half of a month and that you recently needed to secure a line of credit from Mr. Lo to fund operations. Please revise this risk factor to discuss this recent development. Provide similar disclosure in other applicable risk factors, such as the one on page 27 titled "Our current, projected and potential future indebtedness could impair our financial condition…"

<u>Principal Shareholders and Selling Shareholders, Page 70</u>

3. We note in the Principal Shareholders table that the ordinary shares beneficially owned prior to this offering by Messrs. Kuo and Teng increased from 0 to 1,808,471 and 1,303,859, respectively, from the initial filing of the Form F-1 to this Amendment No. 1. Please explain how these shares were obtained. We note that the disclosures in the Related Party Transactions and Recent Sales of Unregistered Securities sections do not disclose any issuances to these directors.

4. Please explain how the number of ordinary shares outstanding increased from 340,801 to 30,672,090 from the initial filing of the Form F-1 to this Amendment No. 1. Please also explain how the number of ordinary shares owned by Mr. Lo increased from 340,228 to 20,967,958.

<u>Related Party Transactions, page 71</u>

5. We note that you have entered into a line of credit agreement with Mr. Lo. Please revise this section to provide the information required by Item 7.B of Form 20-F.

<u>Exhibit 5.1</u>

6. We note that the legal opinion is in draft form. Please file a complete, dated and signed legal opinion.

7. We note that the registration statement also registers an offering by certain selling shareholders. Please have counsel revise the legal opinion to provide the required opinion regarding these shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
        Sichenzia Ross Ference Kesner LLP